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                                   N2K INC.

                         55 Broad Street, 10th Floor

                           New York, New York 10004

                                (212) 378-5555



                              December 18, 1996




BY ELECTRONIC SUBMISSION
------------------------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


                Re;  N2K Inc. Registration Statement on Form S-1
                     File Number 333-06603
                     Request for Withdrawal
                     ---------------------------------------------

Ladies and Gentlemen:

        N2K Inc. (the "Company") hereby makes application to immediately withdraw its Registration Statement on Form S-1, File Number 333-06603 (the "Form S-1 Registration Statement") relating to its common stock, par value $0.001 per share (the "Commmon Stock"), pursuant to Rule 477 under the Securities Act of 1933, as amended. This request for withdrawal of the Form S-1 Registration Statement is being made due to market considerations which have resulted in the delay of the Company's proposed initial public offering of Common Stock.

        Should you have any questions regarding this matter, please call our attorney, Frank E. Morgan II of Dewey Ballantine, at (212) 259-8320.


                                        Very truly yours,


                                         N2K INC.



                                         By:  /s/ Jonathan V. Diamond
                                              ------------------------
                                              Jonathan V. Diamond
                                              Vice Chairman



cc:  Jennifer Hardy
      (Securities and Exchange Commission)
     Ray Hamm
      (Securities and Exchange Commission)
     Maria Konstantinidis
      (NASDAQ National Stock Market, Inc.)